August 18, 2025

Martin Bonick
Chief Executive Officer
Ardent Health, Inc.
340 Seven Springs Way, Suite 100
Brentwood, Tennessee 37027

       Re: Ardent Health, Inc.
           Draft Registration Statement on Form S-3
           Submitted August 13, 2025
           CIK No. 0001756655
Dear Martin Bonick:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Michael Heinz, Esq.